Exhibit 99.1

China Cablecom Announces Debt Restructuring

Current footprint operating 28 cable networks with over 1.67 million paying subscribers

Press Release
Source: China Cablecom Holdings, Ltd.
On 9:08 am EDT, Friday October 9, 2009
Companies: China Cablecom Holdings, Ltd.

SHANGHAI, Oct. 9 /PRNewswire-FirstCall/ -- China Cablecom Holdings, Ltd. ("China Cablecom" or the "Company") (Nasdaq: CABL - News; Nasdaq: CABLW - News; Nasdaq: CABLU - News), today announced the closing of a comprehensive restructuring of its outstanding debt obligations approved by the Board of Directors, holders of its debt securities and majority holders of its ordinary shares. The restructuring strengthens the Company's balance sheet by reducing the overall principal amount of its long-term debt obligations and eliminating cash interest obligations on the new debt securities issued in exchange for its outstanding notes. In connection with the closing, each debt holder

Under the restructuring package, China Cablecom's existing debt holders exchanged approximately $47 million in current debt obligations for an aggregate total of $23.5 million in new secured and unsecured promissory notes and 65,799,286 newly issued shares of Class A Preferred Stock, each share of which is convertible at the option of the holder into one ordinary share, representing approximately 66.2% of the Company's ordinary shares outstanding after the closing of the restructuring and a concurrent offering of new senior secured notes.

Principal on the new notes is subject to cancellation in the event that the Company's ordinary shares close at a daily VWAP greater than $0.85 for 30 consecutive days with daily dollar volume of 500,000 or more.

Chardan Capital Markets served as adviser to China Cablecom's debt restructuring.

About China Cablecom

China Cablecom is a joint-venture provider of cable television services in the People's Republic of China, operating in partnership with a local state-owned enterprise ("SOE") authorized by the PRC government to control the distribution of cable TV services through the deployment of analog and digital cable services. China Cablecom has consummated the acquisition of a 55 percent economic interest in a cable network in Hubei province with paying subscribers exceeding 1,100,000. The Company originally acquired operating rights of the Binzhou Broadcasting network in Binzhou, Shandong Province in September 2007 by entering into a series of asset purchase and services agreements with a company organized by SOEs, owned directly or indirectly by local branches of State Administration of Radio, Film and Television in five different municipalities to serve as a holding company of the relevant businesses. China Cablecom now operates 28 cable networks with over 1.67 million paying subscribers. China Cablecom's strategy is to replicate the acquisitions by operating partnership models in other municipalities and provinces in the PRC and then introducing operating efficiencies and increasing service offerings in the networks in which it operates.

Safe Harbor Statement

The matters discussed in this press release contain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this presentation and in the Company's other written and oral reports are based on current Company expectations and are subject to numerous risks, uncertainties and assumptions, Any forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity. The forward-looking statements herein speak only as of the date stated herein and might not occur or the actual results may differ materially in light of these risks, uncertainties, and assumptions. The Company undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should carefully consider these factors, as well as the additional risk factors outlined in the filings that the Company makes with the U.S. Securities and Exchange Commission, including the Annual Report on Form 20-F filed on July 15, 2009.

CONTACT:

    China Cablecom Holdings, Ltd.
    Debra Chen
    Phone:               917.499.8129         917.499.8129
    Email: debra@chinacablecom.net
    www.chinacablecom.net